OPTION COMMITMENT

Notice is hereby given that, effective as of the 1st day of August, 2008 (the “Effective Date”) TAG OIL LTD. (the “Company”) has granted to Carlos Kazianis (the “Service Provider”), an Option to acquire 100,000 Common Shares (“Optioned Shares”) up to 5:00 p.m. Vancouver Time on the 1st day of August, 2013 (the “Expiry Date”) at an Exercise Price of CDN$0.25 per share. Optioned Shares will vest and may be exercised as follows:

1.	1/3 of the total number of Optioned Shares granted will vest six months after the Effective Date;

2.	a further 1/3 of the total number of Optioned Shares granted will vest one year after the Effective Date; and

3.	the remaining 1/3 of the total number of Optioned Shares granted will vest eighteen months after the Effective Date.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Share Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide Service Provider of the Company, entitled to receive Options under TSX Venture Exchange Policies.

TAG OIL LTD.

/s/ Garth Johnson
Authorized Signatory